EXHIBIT 5.1

Suite 2800, 1100 Peachtree Street Atlanta, GA 30309-4528

July 1, 2020

The ODP Corporation

6600 North Military Trail

Boca Raton, FL 33496

Re: Post-Effective Amendments to Registration Statements on Form S-8

Ladies and Gentlemen:

We have reviewed Post-Effective Amendment No. 1 (the “Amendments”) to each of the Registration Statements on Form S-8 filed by Office Depot, Inc., a Delaware corporation (the “Predecessor Issuer”), File Nos. 333-231370, 333-219380, 333-205084 and 333-192185 (collectively, the “Registration Statements”), to be filed by The ODP Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”).

In connection with a holding company reorganization, the Company has become the successor issuer to the Predecessor Issuer, has expressly assumed the employee benefits plans to which the Registration Statements relate (the “Plans”) and is filing the Amendments pursuant to Rule 414 under the Securities Act of 1993, as amended (the “Securities Act”), to expressly adopt the Registration Statements.

The Registration Statements, as amended by the Amendments, relate to the registration of a total of 16,465,261 shares of the Common Stock, par value $0.01 per share, of the Company (the “Shares”) (giving effect to a one-for-ten reverse stock split effected by the Predecessor Issuer prior to the reorganization on June 30, 2020). Furthermore, attached to each Share that becomes outstanding is one right to purchase a fraction of a share of the Company’s Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Rights”). The Rights were established pursuant to the Amended and Restated Rights Agreement, dated June 30, 2020, among the Company, Computershare Inc., as rights agent (“Rights Agent”), and, solely with respect to Section 37 thereof, the Predecessor Issuer (the “Rights Agreement”), and the Certificate of Designations of the Company’s Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Certificate of Designations”).

We have examined and relied upon such records, documents, certificates, agreements, filings and other instruments, and have made such investigation, as in our judgment are necessary or appropriate to form the basis for the opinions hereinafter set forth. In our examination, we have assumed the genuineness of all signatures, the legal capacity and competency of all natural persons, the authenticity of all original documents and the conformity to original documents of all copies of documents. We have also assumed the accuracy of all other information provided to us by the Company during the course of our investigations, on which we have relied in issuing the opinions expressed below. Our opinion with respect to the Rights is further subject to the limitations, assumptions and qualifications set forth below. We further call your attention to the fact that, as a matter of customary practice, certain assumptions underlying opinions are understood to be implicit.

ANCHORAGE ATLANTA AUGUSTA BEIJING CHARLOTTE DALLAS DENVER HOUSTON LOS ANGELES NEW YORK RALEIGH SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI SILICON VALLEY STOCKHOLM TOKYO WALNUT CREEK WASHINGTON WINSTON-SALEM

The ODP Corporation

Re: Post-Effective Amendments to Form S-8s

July 1, 2020

Based upon the foregoing and the further limitations, qualifications and assumptions set forth below, we are of the opinion that:

(1)	The Shares issuable under the Plans are duly authorized and, when issued by the Company and paid for in accordance with the terms of the Plans, will be validly issued, fully paid and nonassessable.

(2)

When issued in accordance with the Rights Agreement and the Certificate of Designations, the Rights will constitute valid and binding obligations of the Company, enforceable in accordance with their terms.

With respect to our opinion no. 2 above, we have assumed that the board of directors of the Company acted in a manner consistent with its fiduciary duties in adopting the Rights Agreement, and that the Rights Agreement has been duly authorized, executed and delivered by the Rights Agent and constitutes a valid and binding obligation of the Rights Agent. Furthermore, our opinion no. 2 does not address whether a court might hold that the board of directors would be required to redeem or terminate, or take other action with respect to, the Rights at some future time based on the facts and circumstances existing at that time. In addition, our opinion no. 2 addresses the Rights, the Rights Agreement and the Certificate of Designations in their entirety, and is subject to the qualification that certain provisions of the Rights and Rights Agreement may be unenforceable. Our opinion no. 2 does not address whether the invalidity of any particular provision of the Rights Agreement or the Rights issued thereunder would result in invalidating the Rights in their entirety.

Our opinion no. 2 is also subject to bankruptcy, insolvency, reorganization, arrangement, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether considered in a proceeding in equity or at law.

The opinions set forth herein are limited to the Delaware General Corporation Law, and no opinion is expressed herein as to the laws of any other jurisdiction. The opinions expressed herein do not extend to compliance with federal and state securities laws relating to the sale of the Shares or the issuance of the Rights.

This opinion letter is rendered pursuant to Item 8 of Form S-8 and Item 601(b)(5) of the Commission’s Regulation S-K. We hereby consent to the filing of this opinion letter as an exhibit to the Amendments. In giving this consent, we do not thereby admit that we are “experts” within the meaning of the Securities Act, or other rules and regulations of the Commission promulgated thereunder.

Sincerely,

/s/ KILPATRICK TOWNSEND & STOCKTON LLP